August 6, 2007

VIA:    USPS AND EDGAR

Adam Langley
Chief Compliance Officer
Aspen Partners, Ltd.
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA 30309


Mr. Michael McTiernan, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549


Re:	Aspen Diversified Fund LLC
        Form 10/A
        File No. 0-52544
        Filed July 11, 2007


Dear Mr. McTiernan:

     This letter is provided in response to your comment letter of July 18, 2007 (the "Comment Letter"), regarding your review of the Form 10/A for Aspen Diversified Fund LLC (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on July 11, 2007 (File No. 0-52544) (the "Registration Statement").

     The following responses to the Comment Letter are keyed to correspond to the Comment Letter. The Fund has revised the Form 10 and will refile today in accordance with the responses set forth below.

     Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

Exhibit 19

     1.	Please revise your audit report to comply with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board for all periods referenced in the audit report.


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Response:

     Williams, Benator & Libby, LLP has revised its audit report to comply with Auditing Standard No. 1 of the PCAOB.


                      *               *               *

     An amended Form 10/A to supersede the previously filed Form 10 and Forms 10/A will be filed via EDGAR on August 6, 2007.


     If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (404) 879-5130 or via email at alangley@aspenpartners.com.


Sincerely,

/s/ Adam Langley

Adam Langley
Chief Compliance Officer

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